FEDERAL INSURANCE COMPANY

Endorsement No: 9

Bond Number: 70437025

NAME OF ASSURED: TRUST FOR PROFESSIONAL MANAGERS

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

FUNDS

AllianceBerstein/TW M Global Equity & Covered Call Strategy Fund
The Appleton Group PLUS Fund
Aurora Horizons Fund
Barrett Growth Fund
Bright Rock Mid Cap Growth Fund
Bright Rock Quality Large Cap Fund
Collins Alternative Solutions Fund
Convergence Core Plus Fund
Convergence Opportunities Fund
Dearborn Partners Rising Dividend Fund
Geneva Advisors All Cap Growth Fund
Geneva Advisors Equity Income Fund
Geneva Advisors International Growth Fund
Geneva Advisors Small Cap Opportunities Fund
Gerstein Fisher Multi-Factor Global Real Estate Securities Fund
Gerstein Fisher Multi-Factor Growth Equity Fund
Gerstein Fisher Multi-Factor Intl Growth Equity Fund
Jensen Quality Value Fund
MD Sass 1-3 Year Duration US Agency Bond Fund
MD Sass Equity Income Plus Fund
Morgan Dempsey Small/Micro Cap Value Fund
Performance Trust Municipal Bond Fund
Performance Trust Strategic Bond Fund
PMC Core Fixed Income Fund PMC
Diversified Equity Fund Rockefeller
Core Taxable Bond Fund
Rockefeller Intermediate Tax-Exempt National Bond Fund
Rockefeller Tax-Exempt New York Bond Fund
Samson Strong Nations Currency Fund
Schooner Fund

Smead Value Fund
Snow Capital Opportunity Fund
Snow Capital Small Cap Value Fund
Visium Event Driven Fund
Welton Global Trend Fund
William Blair Directional Multialternative Fund

This Endorsement applies to loss discovered after 12:01 a.m. on November 7, 2014.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 21, 2015   By
                                                      Authorized Representative

NAME OF ASSURED: TRUST FOR PROFESSIONAL MANAGERS

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

FUNDS

AllianceBerstein/TWM Global Equity & Covered Call Strategy Fund
The Appleton Group PLUS Fund
Aurora Horizons Fund
Barrett Growth Fund
Bright Rock Mid Cap Growth Fund Bright
Rock Quality Large Cap Fund Collins
Alternative Solutions Fund Convergence
Core Plus Fund Convergence
Opportunities Fund Dearborn Partners
Rising Dividend Fund Geneva Advisors
All Cap Growth Fund Geneva Advisors
Equity Income Fund
Geneva Advisors International Growth Fund
Geneva Advisors Small Cap Opportunities Fund
Gerstein Fisher Multi-Factor Global Real Estate Securities Fund
Gerstein Fisher Multi-Factor Growth Equity Fund
Gerstein Fisher Multi-Factor Intl Growth Equity Fund
Jensen Quality Value Fund
MD Sass 1-3 Year Duration US Agency Bond Fund
MD Sass Equity Income Plus Fund
Morgan Dempsey Small/Micro Cap Value Fund
Performance Trust Municipal Bond Fund
Performance Trust Strategic Bond Fund
PMC Core Fixed Income Fund PMC
Diversified Equity Fund Rockefeller
Core Taxable Bond Fund
Rockefeller Intermediate Tax-Exempt National Bond Fund
Rockefeller Tax-Exempt New York Bond Fund
Samson Strong Nations Currency Fund
Schooner Fund

Snow Capital Opportunity Fund
Snow Capital Small Cap Value Fund
Visium Event Driven Fund
Welton Global Trend Fund
William Blair Directional Multialternative Fund

This Endorsement applies to loss discovered after 12:01 a.m. on November 22, 2014.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 21, 2015   By _____
                                                                      Authorized Representative

NAME OF ASSURED: TRUST FOR PROFESSIONAL MANAGERS

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

FUNDS

AllianceBerstein/TWM Global Equity & Covered Call Strategy Fund
The Appleton Group PLUS Fund
Aurora Horizons Fund
Barrett Growth Fund
Bright Rock Mid Cap Growth Fund Bright
Rock Quality Large Cap Fund Collins
Alternative Solutions Fund Convergence
Core Plus Fund Convergence
Opportunities Fund Dearborn Partners
Rising Dividend Fund Geneva Advisors
All Cap Growth Fund Geneva Advisors
Equity Income Fund
Geneva Advisors International Growth Fund
Geneva Advisors Small Cap Opportunities Fund
Gerstein Fisher Multi-Factor Global Real Estate Securities Fund
Gerstein Fisher Multi-Factor Growth Equity Fund
Gerstein Fisher Multi-Factor Intl Growth Equity Fund
Jensen Quality Value Fund
MD Sass 1-3 Year Duration US Agency Bond Fund
MD Sass Equity Income Plus Fund
Morgan Dempsey Small/Micro Cap Value Fund
Performance Trust Municipal Bond Fund
Performance Trust Strategic Bond Fund
PMC Core Fixed Income Fund PMC
Diversified Equity Fund Rockefeller
Core Taxable Bond Fund
Rockefeller Intermediate Tax-Exempt National Bond Fund
Rockefeller Tax-Exempt New York Bond Fund
Samson Strong Nations Currency Fund
Schooner Fund

Snow Capital Opportunity Fund
Snow Capital Small Cap Value Fund
Visium Event Driven Fund
Welton Global Trend Fund
William Blair Directional Multialternative Fund
Geneva Advisors Emerging Markets Fund

This Endorsement applies to loss discovered after 12:01 a.m. on November 26, 2014.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 21, 2015   By _____
                                                              Authorized Representative

NAME OF ASSURED: TRUST FOR PROFESSIONAL MANAGERS

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

FUNDS

AllianceBerstein/TWM Global Equity & Covered Call Strategy Fund
The Appleton Group PLUS Fund
Aurora Horizons Fund
Barrett Growth Fund
Bright Rock Mid Cap Growth Fund Bright
Rock Quality Large Cap Fund Collins
Alternative Solutions Fund Convergence
Core Plus Fund Convergence
Opportunities Fund Dearborn Partners
Rising Dividend Fund Geneva Advisors
All Cap Growth Fund Geneva Advisors
Equity Income Fund
Geneva Advisors International Growth Fund
Geneva Advisors Small Cap Opportunities Fund
Gerstein Fisher Multi-Factor Global Real Estate Securities Fund
Gerstein Fisher Multi-Factor Growth Equity Fund
Gerstein Fisher Multi-Factor Intl Growth Equity Fund
Jensen Quality Value Fund
MD Sass 1-3 Year Duration US Agency Bond Fund
MD Sass Equity Income Plus Fund
Morgan Dempsey Small/Micro Cap Value Fund
Performance Trust Municipal Bond Fund
Performance Trust Strategic Bond Fund
PMC Core Fixed Income Fund PMC
Diversified Equity Fund Rockefeller
Core Taxable Bond Fund
Rockefeller Intermediate Tax-Exempt National Bond Fund
Rockefeller Tax-Exempt New York Bond Fund
Samson Strong Nations Currency Fund
Schooner Fund

Snow Capital Opportunity Fund
Snow Capital Small Cap Value Fund
Visium Event Driven Fund
Welton Global Trend Fund
William Blair Directional Multialternative Fund
Geneva Advisors Emerging Markets Fund
Schooner Hedged Alternative Income Fund

This Endorsement applies to loss discovered after 12:01 a.m. on November 28, 2014.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 21, 2015   By _____
                                                                            Authorized Representative

FEDERAL INSURANCE COMPANY

Endorsement No.:   14

Bond Number: 70437025

NAME OF ASSURED: TRUST FOR PROFESSIONAL MANAGERS

DELETE AN ENDORSEMENT

It is agreed that this Bond is amended by deleting Endorsement Number(s) 13 in it's entirety.

This Endorsement applies to loss discovered after 12:01 a.m. on December 16, 2014.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 21, 2015   By _____

                                                                            Authorized Representative

ICAP Bond
Form 17-02-5647 (Ed. 11-03)

FEDERAL INSURANCE COMPANY

Endorsement No: 15

Bond Number: 70437025

NAME OF ASSURED: TRUST FOR PROFESSIONAL MANAGERS

NAME OF ASSURED ENDORSEMENT

It is agreed that the NAME OF ASSURED in the DECLARATIONS is amended to read as follows:

FUNDS

AllianceBerstein/TWM Global Equity & Covered Call Strategy Fund
The Appleton Group PLUS Fund
Aurora Horizons Fund
Barrett Growth Fund
Bright Rock Mid Cap Growth Fund Bright
Rock Quality Large Cap Fund Collins
Alternative Solutions Fund Convergence
Core Plus Fund Convergence
Opportunities Fund Dearborn Partners
Rising Dividend Fund Geneva Advisors
All Cap Growth Fund Geneva Advisors
Equity Income Fund
Geneva Advisors International Growth Fund
Geneva Advisors Small Cap Opportunities Fund
Gerstein Fisher Multi-Factor Global Real Estate Securities Fund
Gerstein Fisher Multi-Factor Growth Equity Fund
Gerstein Fisher Multi-Factor Intl Growth Equity Fund
Jensen Quality Value Fund
MD Sass 1-3 Year Duration US Agency Bond Fund
MD Sass Equity Income Plus Fund
Morgan Dempsey Small/Micro Cap Value Fund
Performance Trust Municipal Bond Fund
Performance Trust Strategic Bond Fund
PMC Core Fixed Income Fund PMC
Diversified Equity Fund Rockefeller
Core Taxable Bond Fund
Rockefeller Intermediate Tax-Exempt National Bond Fund
Rockefeller Tax-Exempt New York Bond Fund
Samson Strong Nations Currency Fund
Schooner Fund

Snow Capital Opportunity Fund
Snow Capital Small Cap Value Fund
Visium Event Driven Fund
Welton Global Trend Fund
William Blair Directional Multialternative Fund
Geneva Advisors Emerging Markets Fund
Schooner Hedged Alternative Income Fund
Rockerfeller Equity Allocation Fund

This Endorsement applies to loss discovered after 12:01 a.m. on January 28, 2015.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: January 21, 2015   By _____
                                                                         Authorized Representative